Exhibit 3.2

Dakota UPREIT Limited Partnership

Distribution Reinvestment Plan

The DAKOTA UPREIT LIMITED PARTHERSHIP (the “UPREIT”) offers this Distribution Reinvestment Plan (the “Plan”) to limited partners of the UPREIT (individually a “Limited Partner”). Under the Plan, the participant will have the opportunity to invest cash distributions payable to the Limited Partner in the purchase of additional UPREIT limited partnership units (“Units”). To participate, the Limited Partner must:

1.              Be an “accredited investor,” as such term is defined in Rule 501(a) under Regulation D of the Securities and Exchange Commission and have completed the form of Election to Participate required by the UPREIT which confirms such status;

2.              Reside in or be domiciled in a state or jurisdiction which the UPREIT determines allows such participation without the requirement of a registration of the offer and issuance of the Units to the participant under applicable securities laws; and

3.              Elect to participate with respect to the full distributions payable.

If these conditions are not satisfied, the Limited Partner will be paid their distribution and will not be able to apply the funds for the purchase of additional Units. The participant may elect to discontinue participation with thirty days prior written notice to the UPREIT and if such an election is made, the participant must wait twelve months prior to recommence participation in the Plan.

If a Limited Partner chooses to participate in the Plan and the foregoing conditions are satisfied, in lieu of payment of a distribution to the Limited Partner, the UPREIT will issue a number of Units based upon the amount of the distribution which would have been paid and the “Unit Offering Price.” The Unit Offering Price is 90% of the per Unit value then applicable for the issuance of Units by the UPREIT as determined by the general partner of the UPREIT. With respect to that portion of a distribution that is less than the amount needed for the issuance of a whole number of Units, the UPREIT will issue a fractional units out to the nearest one hundred thousandth of a unit (i.e. four decimal points).

The additional Units acquired in lieu of payment of a distribution will be recorded as held by the participating Limited Partner within the ten days after the date of payment of distributions would have been made to the participant and the participant will receive a quarterly statement detailing the amount of distribution payable to the participant, the number of additional Units purchased, the Unit Offering Price, and cumulative transactions for the year. Annually, each reportable Limited Partner will receive a Schedule K-1 which will reflect distribution as having been made for purposes of the Limited Partner’s capital account.

The UPREIT reserves the right to terminate or modify the Plan. Such termination or modification shall be communicated to participants in writing by the UPREIT not less then ten days prior to the effective date of the termination or modification.